Daniel Micak
EVP, General Counsel & Corporate Secretary
Lightspeed POS Inc.

August 5, 2021                                    VIA SEDAR

Re:    Lightspeed POS Inc.
Report of Voting Results pursuant to Section 11.3 of National instrument 51-102 Continuous Disclosure obligations (‘NI 51-102”)

At the 2021 annual and special meeting of shareholders of Lightspeed POS Inc. (“Lightspeed” or the “Company”) held on August 5, 2021 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, the following matters were voted on.

1.Election of Directors

A ballot was conducted with respect to the election of directors. According to the proxies received and ballots cast, the following individuals were elected as directors of the Company until the next annual shareholder meeting, with the following results:

Name of Nominee	Votes For	%	Votes Withheld	%
Patrick Pichette	90,809,039	99.96%	40,001	0.04%
Dax Dasilva	90,808,530	99.96%	40,510	0.04%
Jean Paul Chauvet	90,436,549	99.55%	412,491	0.45%
Marie-Josée Lamothe	89,674,223	98.71%	1,174,817	1.29%
Paul McFeeters	90,800,902	99.95%	48,138	0.05%
Merline Saintil	90,104,642	99.18%	744,398	0.82%
Rob Williams	89,772,779	98.82%	1,076,261	1.18%

2.Appointment of Auditors

A ballot was conducted with respect to the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditors. According to the proxies received and ballots cast, PwC was appointed the Company’s auditors with the following results:
Votes For:        92,978,355 (99.96%)
Votes Withheld:     36,858 (0.04%)

3.Change Company’s name to Lightspeed Commerce Inc.

A ballot was conducted with respect to approving a resolution to amend the Company’s articles of incorporation to change its corporate name from Lightspeed POS Inc. to Lightspeed Commerce Inc. (the “Name Change”), as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, the Name Change was approved with the following results:

Votes For:        90,823,661 (99.97%)
Votes Against:     25,379 (0.03%)

(signed) Daniel Micak
EVP, General Counsel and Corporate Secretary